China Technology’s Subsidiary Closed Offering of US $10 Million Convertible Note

HONG KONG – May 13, 2009 — China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, today announced that China Green Holdings Limited, a wholly-owned subsidiary of the Company, has closed the offering of convertible note in principal amount US $10 million on May 12, 2009, pursuant to a subscription agreement (the “Subscription Agreement”) entered into by and among the Company, China Green Industry Group Ltd., China Green Holdings Ltd. (the “CGHL”), and CMTF Private Equity One (the “Subscriber”) on April 28, 2009.

The CGHL intends to use the net proceeds of the note offering for the expansion of solar business, especially for the development of Qaidam solar plant project. “The China government has unveiled its support for solar power electricity generation through a variety of policy measures, such as the national subsidies to Building Integrated Photovoltaics (BIPV) announced by the Ministry of Finance on March 26, 2009. We believe these measures would stimulate the growth of solar market in China, and will substantially accelerate the development of our Qaidam solar plant project.” commented Mr. Alan Li, Chief Executive Officer of CTDC.

A full version of the form of the Subscription Agreement and other relevant transaction agreements has been filed with SEC as exhibits to the Company’s report in Form 6-K.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.